Filing pursuant to Rule 425 under the
                                         Securities Act of 1933, as amended, and
                                        Deemed filed under Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended

                                        Filer: FleetBoston Financial Corporation

                              Subject Company: FleetBoston Financial Corporation
                                                  Commission File Number: 1-6366

ON NOVEMBER 20, 2003, FLEETBOSTON FINANCIAL CORPORATION, A RHODE ISLAND CORPORATION, MAILED THE FOLLOWING QUARTERLY SHAREHOLDER UPDATE TO ITS
SHAREHOLDERS:

As you've no doubt heard through the press, FleetBoston Financial and Bank of America Corporation announced on October 27 a definitive agreement to merge, which will create the nation's premier financial services company. The merger, to be accomplished through a stock-for-stock transaction, will establish a new Bank of America that will serve approximately 33 million consumer relationships and 2.5 million business clients throughout the Northeast, Southeast, Midwest, Southwest and West regions of the United States. More information on the proposed merger will be forthcoming over the next few months.

FLEETBOSTON: THIRD-QUARTER EARNINGS

FleetBoston continued to build momentum with another solid earnings performance in the third quarter. Net income for the third quarter totaled $675 million, or $.64 per share, compared with net income of $579 million, or $.55 per share, in the third quarter of last year. For the first nine months of 2003, net income was $1.9 billion, or $1.76 per share, compared with $928 million, or $.87 per share for the first nine months of 2002.

The strong growth in earnings was driven by a number of factors, including higher revenues, significantly improved credit quality, improved performance in several business lines, and expense control. The quarter was also marked by ongoing progress in gaining added customer business and continued sequential earnings growth in each of the Corporation's domestic personal and commercial business segments.

The Corporation's risk-reduction efforts resulted in the fifth consecutive quarterly decline in nonperforming assets. These problem assets declined by an additional 10%, or $263 million, in the third quarter to $2.3 billion and are down by 38% in the past year.

EARNINGS HIGHLIGHTS:
o Total revenues rose by 3% from the prior year and 6% from the second quarter and were led by growth in noninterest income including higher levels of investment services revenues, banking fees and commissions, and improved results in our Principal Investing and Argentine units.

o Total credit costs continued to decline and were $265 million in the current quarter, compared with $315 million in the second quarter and $370 million in the third quarter of last year. Net loan chargeoffs were $321 million this quarter, $488 million in the second quarter and $486 million in the prior-year quarter. Loan loss reserves stood at $3.1 billion, or 2.5% of total loans.

o Total assets at September 30, 2003 were $196 billion, compared with $187 billion at September 30, 2002. The increase from a year ago is primarily due to higher levels of consumer loans and securities, partially offset by declines in domestic commercial loans and Latin American exposures reflecting the execution of previously announced risk-reduction strategies.

o Stockholders' equity amounted to $17.6 billion at September 30, 2003, which represents a common equity-to-assets ratio of 8.8%.

Over the past year and a half, we have worked diligently toward implementing the strategy we announced at our 2002 Annual Meeting. During this time, we have had much success -- success that is evidenced through improved earnings, a much stronger risk profile, meeting or exceeding our employee satisfaction goals, and attaining customer favorability levels that many competitors would be hard pressed to match. We are proud of the momentum that has been built and we remain confident that as we move to the next step in our Corporation's evolution, we will only continue to increase the value of your investment.

Chad Gifford                                                  Gene McQuade
Chairman and CEO                                              President and COO

          FLEETBOSTON FINANCIAL
                          SELECTED FINANCIAL HIGHLIGHTS



DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA
THREE MONTHS ENDED SEPTEMBER 30,                         2003           2002
--------------------------------------------------------------------------------
 INCOME STATEMENT DATA
 Net income (loss)                                $       675     $      579
    Continuing operations                                 675            597
    Discontinued operations                                 -            (18)
 Total revenue                                          2,934          2,857
 Noninterest expense                                    1,611          1,593
 Provision for credit losses                              265            352

--------------------------------------------------------------------------------

 PER COMMON SHARE
 Market value (period-end)                        $     30.15     $    20.33
 Cash dividends declared                                  .35            .35
 Book value (period-end)                                16.46          15.84

--------------------------------------------------------------------------------

 AT SEPTEMBER 30
 Assets                                           $   196,398     $   87,188
 Securities                                            30,844         28,503
 Loans and leases                                     126,344         17,053
 Reserve for credit losses                             (3,128)        (3,727)
 Deposits                                             132,515         21,481
 Total stockholders' equity                            17,594         16,866

--------------------------------------------------------------------------------

 RATIOS
 Return on assets                                        1.39 %         1.23 %
 Return on equity                                       15.53          13.80
 Net interest margin                                     3.68           3.86
 Efficiency ratio                                        54.9           55.8
 Total equity/assets (period-end)                        8.96           9.01

--------------------------------------------------------------------------------


----------------------------------------------------------------------------
Diluted               1st Qtr     2nd Qtr     3rd Qtr     4th Qtr      YTD
----------------------------------------------------------------------------

              2003     .54         .59         .64                     1.76
----------------------------------------------------------------------------
              2002     .70        (.37)        .55         .24         1.12
----------------------------------------------------------------------------
              2001     .12        .48          .70        (.49)         .83
----------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from estimates. These risks and uncertainties include, among other things, (1) changes in general political and economic conditions, either domestically or internationally; (2) continued economic, political and social uncertainties in Latin America; (3) developments concerning credit quality, including the resultant effect on the level of the Corporation's provision for credit losses, nonperforming assets, net charge-offs and reserve for credit losses; (4) continued weakness in domestic commercial loan demand, and the impact of that weakness on the Corporation's lending activities; (5) changes in customer borrowing, repayment, investment and deposit practices; (6) interest rate and currency fluctuations, equity and bond market fluctuations and inflation; (7) changes in the mix of interest rates and maturities of our interest earning assets and interest bearing liabilities; (8) developments concerning the global capital markets and the resultant impact on our principal investing and other capital markets-related businesses and our asset management and brokerage businesses, as well as the availability and terms of funding necessary to meet our liquidity needs; (9) changes in competitive product and pricing pressures within the Corporation's markets; (10) legislative or regulatory developments, including changes in laws or regulations concerning taxes, banking, securities, capital requirements and risk-based capital guidelines, reserve methodologies, deposit insurance and other aspects of the financial services industry; (11) changes in accounting rules, policies, practices and procedures; (12) legal and regulatory proceedings and related matters with respect to the financial services industry, including those directly involving the Corporation and its subsidiaries; (13) the effectiveness of instruments and strategies used to hedge or otherwise manage the Corporation's exposure to various types of market and credit risk; (14) the effects of terrorist activities or other hostilities, including geopolitical stresses in the Middle East and other areas; (15) developments concerning the integration of our business and operations, and related systems conversions, with those of Bank of America, including delays and resultant additional merger-related costs or unanticipated adverse results relating to our or Bank of America's existing businesses; (16) the timing of realization of anticipated cost savings resulting from the merger with Bank of America, or the achievement of anticipated cost savings in their entirety; and
(17) the impact of decisions to downsize, sell or close units or otherwise change the business mix of the combined FleetBoston/Bank of America entity. Other risks and additional information, including risks and information relating to the proposed merger with Bank of America, can be found in the Corporation's reports filed with the SEC and available at www.sec.gov. Forward-looking statements speak only as of the date on which they were made or such earlier date as may be indicated in connection with such statements, and FleetBoston undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER
FleetBoston, together with Bank of America, will file a Joint Proxy Statement/Prospectus and other documents regarding the proposed merger of FleetBoston and Bank of America with the SEC. FleetBoston will mail the Joint Proxy Statement/Prospectus to its shareholders. These documents will contain important information about the proposed merger, and shareholders are urged to read these documents when they become available.

Copies of all documents filed with the SEC regarding the proposed merger can be obtained free of charge at the SEC's website (www.sec.gov). These documents may also be obtained free of charge from (1) Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "SEC Documents" and (2) FleetBoston's website (www.fleet.com) under the tab "About Fleet" and then under the heading "Investor Relations" and then under the item "SEC Documents".

PARTICIPANTS IN THE PROPOSED MERGER
Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with the proposed merger of FleetBoston and Bank of America. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in the proposed merger will be included in the Joint Proxy Statement/Prospectus. Information about Bank of America's executive officers and directors can be found in Bank of America's definitive proxy statement filed with the SEC on March 27, 2003, and information about FleetBoston's executive officers and directors can be found in FleetBoston's definitive proxy statement filed with the SEC on March 17, 2003. Free copies of these documents can be obtained from Bank of America and FleetBoston using the contact information above.